RYERSON HOLDING CORPORATION

2621 West 15th Place

Chicago, IL 60608

May 7, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission Division

of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryerson Holding Corporation Registration Statement on Form S-1 File No. 333-164484

Ladies and Gentlemen:

On May 4, 2010, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ryerson Holding Corporation (the “Company”) requested that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Thursday, May 6, 2010 at 4:00 p.m., Eastern Daylight Time. The Company hereby withdraws its request for acceleration of effectiveness of the Registration Statement.

[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

Sincerely,
Ryerson Holding Corporation

By:	/s/ Terence R. Rogers
Name: Terence R. Rogers
Title: Chief Financial Officer

cc:	Cristopher Greer Esq.
Jeffery Fang Esq.